THE CHUBB CORPORATION 15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

July 28, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:  The Chubb Corporation
        Form 10-K For the Fiscal Year Ended December 31, 2007
        File No. 001-8661

Dear Mr. Rosenberg:

     In response to your letter of June 25, 2008, the following supplemental information is provided. Our responses are by topic in the sequence such topics are addressed in your letter. For convenience in reviewing the responses, each comment is reprinted prior to the response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 56

Ratings, page 57

1.	Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

     The Staff’s comment cites page 57 of our 2007 Form 10-K. The ratings disclosure beginning on that page relates to our credit and financial strength ratings from the major independent rating organizations. The credit ratings assess Chubb’s ability to make timely payments of interest and principal on its debt. None of the debt issued by Chubb is guaranteed by a third party.

     In light of the Staff’s comment, we thought that it might have been meant also to apply to our discussion of our investment portfolio, which begins on page 62 of the 2007 Form 10-K. The investment portfolio is primarily comprised of high quality bonds. A portion of our bond portfolio is invested in tax exempt bonds, some of which are insured by monoline insurers, and residential mortgage-backed taxable securities, most of which are guaranteed by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC).

     We provided information regarding our investments in tax exempt bonds on page 63 of our Form 10-K as follows:

About 95% of our tax exempt bonds are rated AA or better by Moody’s or Standard and Poor’s with about 70% rated AAA. About 57% of the tax exempt bonds are uninsured and have an average credit rating of AA+. The remaining 43% are insured and therefore rated AAA. Ongoing credit market related events have weakened the monoline bond insurers and raised concerns about the value of the credit insurance. The insured tax exempt bonds in our portfolio have been selected based on the quality of the underlying credit and not the value of the credit insurance enhancement. It is management’s belief that even if the insurance provided by the monoline insurers ceased to exist, the aggregate mark-to-market impact on our tax exempt portfolio would not be material.

     On the same page, we also discussed our investments in residential mortgage-backed securities as follows:

Mortgage-backed securities comprised 31% of our taxable bond portfolio at year-end 2007. About 98% of the mortgage-backed securities are rated AAA and the remaining 2% are all investment grade. Of the AAA rated securities, about 60% related to residential mortgages consisting of government agency pass-through securities, government agency collateralized mortgage obligations (CMOs) and AAA rated non-agency CMOs backed by government agency collateral or single family home mortgages. The majority of the CMOs are actively traded in liquid markets and market value information is readily available from broker/dealers. The other 40% of the AAA rated securities are call protected, commercial mortgage-backed securities.

     In future Form 10-K filings, we will provide disclosures similar to those noted above.

     We do not have a significant concentration in a guarantor on a direct exposure basis.

Notes to Consolidated Financial Statements

(10)  Federal and Foreign Income Tax, page F-19

2.	Please provide the disclosures required under paragraphs 20 and 21 of FIN 48.

     In our 2007 Form 10-K, we provided a description of the tax years that remain subject to examination. We did not provide the other disclosures required under paragraphs 20 and 21 of FIN 48 because they relate to items that are immaterial to our financial position and results of operations.

(18)  Fair Value of Financial Instruments, page F-29

3.	You disclose that fair values of certain of your investments are obtained from independent pricing services. It appears that the pricing service determines fair value for these investments rather than management:

•	If this is not the case, please revise your disclosure to clarify.
•	In either case, please describe the techniques and disclose the assumptions used to determine fair value for these investments and the validation procedures you use to ensure the accuracy of the models used.

Further, while you are not required to indicate or infer that the independent pricing service determines fair value, when you do, you must also disclose their name. If you include the name in or incorporate it by reference into a 1933 Securities Act filing, you will also need to include the consent of the independent pricing service.

     The fair value of our fixed maturity investments is determined by management, utilizing prices obtained from independent pricing services or, in certain instances, from brokers. The reference to independent pricing services was not intended to imply that the independent pricing services were acting as “experts” with respect to the determination of fair values included in our Form 10-K or that we were including such information upon the authority of or in reliance on the independent pricing services as experts.

     In future Form 10-K filings, we will revise our disclosure accordingly and will include a more detailed description of the procedures used. Attachment A presents the proposed Fair Value of Financial Instruments footnote, with changes from the disclosure in our 2007 Form 10-K marked in bold type.

* * * * * * * * * *

     We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2301.

Sincerely,

Henry B. Schram
Senior Vice President and
Chief Accounting Officer

cc:  Tabatha Akins, Staff Accountant
       Joel Parker, Branch Chief

Attachment A

(18) Fair Values of Financial Instruments

     Fair values of financial instruments are determined using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical assets or liabilities or other inputs, such as quoted prices for similar assets or liabilities, that are observable, either directly or indirectly. In those instances where observable inputs are not available, fair values are measured using unobservable inputs for the asset or liability. Unobservable inputs reflect the Corporation’s own assumptions about the assumptions that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange. Certain financial instruments, particularly insurance contracts, are excluded from fair value disclosure requirements.

     The methods and assumptions used to estimate the fair value of financial instruments are as follows:

     (i)  The carrying value of short term investments approximates fair value due to the short maturities of these investments.

     (ii)  Fair values for fixed maturities are determined by management, utilizing prices obtained from independent, nationally recognized pricing services or, in the case of securities for which prices are not provided by the pricing services, from independent brokers. For fixed maturities that have quoted prices in active markets, market quotations are provided. For fixed maturities that do not trade on a daily basis, the pricing services and brokers provide fair value estimates using a variety of inputs including, but not limited to, benchmark yields, reported trades, broker-dealer quotes, issuer spreads, bids, offers, reference data, prepayment spreads and measures of volatility. Management reviews on an ongoing basis the reasonableness of the methodologies used by the relevant pricing services and brokers. In addition, management reviews the prices received for the securities generally as well as against applicable indices and conducts a more in depth analysis with respect to certain of the securities, where appropriate. If as a result of its review, management does not believe that a price received with respect to any particular security is a reasonable estimate of the fair value of the security, it will discuss this with the relevant pricing service or broker to resolve the discrepancy.

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     (iii)  Fair values of equity securities are based on quoted market prices.

     (iv)  The fair value of the interest rate swap is based on a price quoted by a broker-dealer.

     (v)  Fair values of long term debt are based on prices quoted by broker-dealers.

     (vi)  Fair values of credit derivatives are determined using internal valuation models that are similar to external valuation models.

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